UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K __ Form 20-F __ Form 11-K ___  Form 10-Q ___ Form N-SAR
            ---

For Period Ended:  December 31, 2000

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

CareCentric, Inc.
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Full Name of Registrant

Former Name if Applicable

2625 Cumberland Parkway, Suite 310
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Address of Principal Executive Office (Street and Number)

Atlanta, GA  30339
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X       (a)  The reasons  described  in  reasonable  detail in Part III of this
---           form could not be eliminated without reasonable effort or expense;
         (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The  accountants  statement  or  other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.


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

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Adjustments to the Registrant's financial statements related to the completion of the MCS merger and the attendant accounting for a reverse acquisition caused a delay in preparing the financial statements. The financial statements of CareCentric, Inc. ("CURA") as of December 31, 2000 are still in the process of being finalized and reviewed by the auditors.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

     ---------------------------------------------------------------------------

          R. Bruce Dewey                   (678)                  264-4400
     -------------------------  --------------------------  --------------------
              (Name)                   (Area Code)           (Telephone Number)
     ---------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       X    Yes         No
     -----        -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
       X    Yes         No
     -----        -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that significant changes in the results of operations for the Registrant's year ended December 31, 2000, as compared to prior year's results, will be reflected in the financial statements of the Registrant. The significant changes relate to the completion of the MCS merger. Financial results cannot be estimated until completion of the adjustments described above.




                               CareCentric, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:        March 28, 2001            By:/s/ R. Bruce Dewey
            ---------------------              ---------------------------------
                                               R. Bruce Dewey, President and CEO

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




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